EXHIBIT 99.4

MERIDIAN GOLD INC.
NOTICE OF MEETING

The Annual Special Meeting of Shareholders (the “Meeting”) of Meridian Gold Inc. (the “Corporation”) will be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 1, 2007 at the Fairmont Royal York Hotel, in the British Columbia Room on the Main Mezzanine Level, located at 100 Front Street West, Toronto, Ontario, Canada (business attire required), for the following purposes:

1.        to receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2006 and the auditors’ report on the consolidated financial statements;

2.        to elect directors to the board of directors of the Corporation (the “Board of Directors”);

3.        to reappoint KPMG LLP as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration;

4.        to consider, and if thought fit, to pass a resolution to replace the Corporation’s 1999 Share Incentive Plan with the 2007 Share Incentive Plan, a description of which is outlined in the management information circular of the Corporation dated March 1, 2007 (the “Circular”) under the heading “Adoption of 2007 Share Incentive Plan”. A complete copy of the 2007 Share Incentive Plan is attached as Appendix “A”; and

5.        to transact any other business that may properly come before the Meeting.

Only shareholders of record at March 19, 2007 will be entitled to notice of and to vote at the Meeting. If you cannot attend the Meeting in person, please complete and return the enclosed proxy in the envelope provided. Proxies must be received by the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, by 5:00 p.m. Eastern Daylight Time (EDT) on April 26, 2007. If a return envelope is not enclosed with your proxy form, please mail your proxy form to Computershare Investor Services Inc., at the above address.

Toronto, Ontario, Canada

March 1, 2007

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Peter C. Dougherty
Peter C. Dougherty Vice President Finance, Chief Financial Officer and Corporate Secretary

TABLE OF CONTENTS

APPOINTMENT OF PROXYHOLDER	3
EXERCISE OF VOTE BY PROXY	3
VOTING BY BENEFICIAL SHAREHOLDERS	3
REVOCABILITY OF PROXY	4
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	4
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
ELECTION OF DIRECTORS	5
NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	5
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7
Board Mandate	7
Corporate Governance Guidelines	8
Code of Ethics and Business Conduct Guidelines	13
STATEMENT OF EXECUTIVE COMPENSATION	14
Summary Compensation	14
Long-Term Incentive Plan	15
Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values	15
Growth Incentive Plan	16
Actuarial Plans	16
Employment Contracts between the Corporation and Named Executive Officers	16
Composition of the Compensation Committee	17
Compensation Consultant Advice	17
Report on Executive Compensation	17
Performance Graph	20
Compensation of Directors	20
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	21
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	22
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	22
APPOINTMENT OF AUDITOR	22
ADOPTION OF 2007 SHARE INCENTIVE PLAN	23
DIRECTORS’ APPROVAL	25
APPENDIX A	26

MERIDIAN GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

AND PROXY STATEMENT

March 1, 2007

This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Meridian Gold Inc. (“Meridian” or the “Corporation”) for use at the Annual Special Meeting of Shareholders (or any adjournments thereof) of the Corporation (the “Meeting”) to be held at 4:00 p.m. Eastern Daylight Time (EDT) on Tuesday, May 1, 2007, at the Fairmont Royal York Hotel, in the British Columbia Room on the Main Mezzanine Level, located at 100 Front Street West, Toronto, Ontario, Canada (business attire required), for the purposes set forth in the accompanying Notice of Meeting. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid or by consultants paid by the Corporation. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. It is anticipated that copies of this Circular and the accompanying proxy form will be distributed to shareholders on or about March 28, 2007.

Shareholders who are not able to attend the Meeting in person should complete and sign the enclosed proxy form and return it to Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, in the enclosed pre-addressed envelope. To be effective, proxies must be received before 5:00 p.m. Eastern Daylight Time (EDT) on April 26, 2007 by Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

APPOINTMENT OF PROXYHOLDER

Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and to act for and on behalf of the shareholder at the Meeting. In order to do so, the shareholder may insert the name of such other person in the blank space provided in the proxy, or use another form of proxy.

EXERCISE OF VOTE BY PROXY

The shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly. Where a shareholder fails to specify a choice with respect to any matter referred to in the Notice of Meeting in a proxy appointing a management nominee (the nominees specified in the proxy enclosed with this Circular) as proxyholder, the shares represented by the proxy will be voted for or in favor of the matter to be voted upon.

The enclosed proxy confers discretionary authority with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters, which may properly come before the Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depositary for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Circular and ensure they communicate how they would like their shares voted in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to IICC or follow specific telephone or other voting procedures. IICC then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to IICC or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote shares in that capacity. As a result, Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a proxyholder.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, under subsection 148(4) of the Canada Business Corporations Act, a shareholder who has executed a proxy has the power to revoke it by depositing an instrument in writing executed by the shareholder (or the shareholder’s attorney authorized in writing): (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting (or any adjournment or postponement thereof), or (ii) with the chairman of the Meeting on the day of the Meeting (or any adjournment or postponement thereof).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Corporation, nor any associate or affiliate of any such person, have any direct or indirect material interest, in respect to matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of March 1, 2007, there were 101,160,557 outstanding common shares of the Corporation. Holders of record of common shares in the capital of the Corporation at the close of business on March 19, 2007 are entitled to one vote for each common share held, except to the extent that subsequent transferees become entitled to vote by complying with the Canada Business Corporations Act.

To the knowledge of the Corporation and its directors or officers, the following table shows, as of March 1, 2007, each person who, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

Class of Securities	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Fidelity Management & Research Corporation	18,110,550	18%

Notes
Total shares owned is 18,110,550, which includes the sole voting power shares of 5,566,350.

ELECTION OF DIRECTORS

By law, the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) proposes nominees for election to the Board each year in the proxy statement for the Annual Special Meeting of Shareholders (“AGM”). Each Director elected at the meeting will hold office until the next AGM or until his or her successor is elected or appointed. Between AGMs, the Board may appoint additional or replacement Directors as nominated by the Corporate Governance Committee to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Name	Municipality of Residence	Director Since	Age	Shares Owned(1)
Edward C. Dowling	Reno, Nevada, USA	2006	51	50,000
Richard P. Graff	Evergreen, Colorado, USA	2005	60	817
Robert A. Horn	Victoria, British Columbia, Canada	2004	63	2,322
Brian J. Kennedy	Reno, Nevada, USA	1996	63	177,544
Christopher R. Lattanzi	Toronto, Ontario, Canada	1999	69	7,306
Malcolm W. MacNaught	Duxbury, Massachusetts, USA	1997	69	13,322
Gerard E. Munera	Greenwich, Conneticut, USA	2003	71	1,322
Carl L. Renzoni	Toronto, Ontario, Canada	2000	68	6,322

Notes

(1) Information as to the number of shares of each class of voting shares of the Corporation and any of the Corporation’s subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, is not within the knowledge of management and has been furnished by the respective nominees, as of March 1, 2007. These numbers include restricted shares granted to the directors as part of their respective compensation arrangements. The directors individually and collectively own less than 1 percent of the outstanding shares of the Corporation.

Mr. Edward C. Dowling joined the Corporation in September of 2006 and currently holds the office of President and Chief Executive Officer of the Corporation. Prior to joining the Corporation, Mr. Dowling was the Executive Director of Mining and Exploration for DeBeers from 2004 - 2006, and from 1997 - 2004 he was the Executive Vice President of Cleveland Cliffs. Mr. Dowling has had extensive experience in the metals and mining industry since 1988, and he holds a Ph.D. in Mineral Processing from Pennsylvania State University, and is an Advanced Management Program Alum from Harvard Business School. Mr. Dowling is a director and officer of certain subsidiaries of the Corporation.

Mr. Richard P. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been a consultant to the mining industry and, most recently, has served as a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He currently serves on the board of directors of NewWest Gold Corporation.

Mr. Robert A. Horn previously served as Vice President, Exploration for Inco Limited, FMC Gold Company and BP Canada and has served as a director for several mining companies. He has over 30 years experience in the mining industry. He received his B.Sc. (Honors) in Geology at University of Exeter, UK

and his M.Sc. in Geology at University College London, UK. He currently serves on the board of directors of Skye Resources and FinMetal Mining Ltd.

Mr. Brian J. Kennedy is the Chairman of the Board of Directors of the Corporation. He held the office of Vice Chairman, President and Chief Executive Officer of the Corporation from June 1996 to December 2006. He was President of FMC Gold Company, a predecessor of the Corporation, from May 1987 until June 1996. Mr. Kennedy holds a BS degree from the US Naval Academy and an MBA from Harvard University. He also serves on the board of Sierra Pacific Resources.

Mr. Christopher R. Lattanzi is a mining engineer, an independent mining consultant and former President of Micon International Limited, mineral industry consultants. He holds a B.Eng. (Mining) from the University of Melbourne and has over 40 years of experience in the planning and supervision of mining operations and as a consultant. Mr. Lattanzi currently serves as the independent Lead Director (the “Lead Director”) of the Corporation. He does not serve on any other publicly traded company’s boards.

Mr. Malcolm W. MacNaught culminated his career with Fidelity Investments in 1996 where he managed the Fidelity Select Precious Metals and Minerals Fund and the Fidelity Select American Gold Portfolio Fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught received his bachelor’s degree in Economics at Yale College and his MBA from Northeastern University. He is a private investor and does not serve on any other publicly traded company’s boards.

Mr. Gerard E. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and Chief Executive Officer of Union Miniere (Brussels). His 40 years of business experience include chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. Mr. Munera is a graduate of Ecole Polytechnique, and an officer of the French Legion of Honor. He currently serves on the boards of Dynamic Materials Corporation, Nevsun Resources Ltd., and Magindustries Corporation.

Mr. Carl L. Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. He also currently serves on the boards of Peru Copper Inc. and International Molybdenum Ltd.

The following table provides information regarding the independence of all directors, as well as an attendance record of each director for all board and committee meetings held in 2006.

Meeting Attendance in 2006
Director	Independent Director	Board (1) (9 meetings)	Audit Committee (4 meetings)	Corporate Governance Committee (4 meetings)	Compensation Committee (5 meetings)
Dowling, Edward C. (2)	no	4 of 4
Eckersley, John A. (3)	yes	3 of 3		1 of 1
Graff, Richard P.	yes	9 of 9	4 of 4	3 of 3
Horn, Robert A.	yes	9 of 9			5 of 5
Kennedy, Brian J. (4)	no	9 of 9
Lattanzi, Christopher R.	yes	8 of 9	4 of 4		5 of 5
MacNaught, Malcolm W.	yes	8 of 9			5 of 5
Munera, Gerard E.	yes	8 of 9	4 of 4	4 of 4
Renzoni, Carl L.	yes	9 of 9		4 of 4
Notes:
(1) At 5 of the Board of Directors meetings all independent directors participated in a private meeting without management or the non-independent directors present.
(2) Mr. Dowling is not considered independent as he is the President and CEO of the Corporation. Addtionally, he joined the Board in October and was only eligible to attend 4 Board Meetings.
(3) Mr. Eckersley was a Director of the Corporation until the 2006 AGM, at which time he did not stand for re-election, and was replaced by Mr. Graff as a member of the Governance Committee.
(4) Mr. Kennedy is not considered independent as he has served as the President and CEO of the Corporation within the last 3 years.

The following table provides information regarding the membership of each of the Corporation’s committees; only independent directors serve on committees of the Board. This information is also available on the Corporation’s website at www.meridiangold.com.

Director	Audit Committee	Compensation Committee	Corporate Governance Committee
Richard P. Graff (1)	Chair		X
Robert A. Horn		X
Christopher R. Lattanzi	X	X
Malcolm W. MacNaught		Chair
Gerard E. Munera	X		X
Carl L. Renzoni			Chair
Note:
(1) The Board has determined Mr. Graff has met the requirements of financial expert and has designated him as the Audit Committee financial expert.

It is not anticipated that any of these nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominees in their discretion.

The Board of Directors unanimously recommends that each shareholder vote FOR the election of the above nominees as Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Committee is responsible for disclosing the Corporation’s approach to corporate governance. The Corporation’s Board Mandate (approved as of February 22, 2007) and Corporate Governance Guidelines (approved as of February 22, 2007) are presented as the Corporation’s statement of corporate governance practices. These guidelines may subsequently be revised for changes in the Toronto Stock Exchange, the New York Stock Exchange, security regulatory rules, or at the discretion of the Board. Copies of the Corporation’s most recent Board Mandate, Corporate Governance Guidelines, Committee Charters and Code of Ethics & Business Conduct Guidelines are available at the Corporation’s website at www.meridiangold.com.

Board Mandate

Board Responsibilities

The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation, including the responsibility for:

a)
to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the “CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
c)	the identification of the principal risks of the Corporation’s business, and ensuring the implementation of appropriate systems to manage these risks;
d)	succession planning (including appointing, training and monitoring senior management);
e)	adopting a communication policy for the Corporation;
f)	the Corporation’s internal control and management information systems;
g)	developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation; and
h)	monitoring compliance with the Corporation’s Code of Ethics and Business Conduct Guidelines.

          Subject to applicable law and regulations, the Board may delegate to committees of the Board duties that include elements of the above responsibilities.

Feedback from Stakeholders

Management has been directed to inform the Board of feedback from stakeholders on material issues. In addition, Board members are invited to attend meetings and conference calls arranged by management with stakeholders and analysts. Independent Directors may be contacted through the Lead Director of the Board by writing to: Christopher R. Lattanzi, Lead Director of the Board, Meridian Gold Inc., Suite 900, 390 Bay Street, Toronto, ON M5H 2Y2, Canada.

Director Responsibility

The Directors are required to exercise their business judgment acting honestly and in good faith in the best interests of the Corporation. In discharging this duty, Directors rely on the honesty and integrity of the Corporation’s management, outside advisors and consultants. Directors are expected to attend Board meetings and meetings of committees upon which they serve and to review materials distributed in advance of meetings.

Corporate Governance Guidelines

Philosophy

The Corporation has been committed to good corporate governance since its formation in 1996. Our Board maintains open and direct communications with management on all the major strategic, investment, operating, and management decisions. The Corporation is best served by an informed and interactive Board which has free access to all levels of management and to all of its operations. Through Board meetings, Board agendas and background briefing materials, monthly operating and financial reports, and frequent informal conversations, management shares information with the Board about outstanding issues. The cumulative experience and expertise of our Directors enables the Board to bring sound business judgment to its decision making process. The independence of our Directors has been fostered in order to bring an outside perspective to its deliberations.

The Board

The Board has responsibility for the stewardship of the Corporation, including supervision of management of the business and affairs of the Corporation and our strategic planning process. The CEO and senior management are responsible for the management of our business, within the framework established by the Board and applicable law. The Board has developed and approved written position descriptions for the Chairman of the Board, the Lead Director of the Board, the Chair of each Board Committee and the CEO of the Corporation.

Board Meetings

The Board historically meets a minimum of five times annually on an approved schedule. Regularly scheduled Board meetings are supplemented with telephonic meetings on specific issues, as needed.

All Directors are notified each year of the dates and locations of all regularly scheduled Board and Board Committee meetings for that year. Before each meeting, the Chairman of the Board of Directors (the “Chairman”), along with the Lead Director and CEO develop a preliminary agenda and the Chairman, with consultation from other Directors, formalizes the agenda. All necessary background information for matters relevant to the agenda is delivered to each Director at least five days prior to the meeting.

Corporate Governance

The Board has established and follows a corporate governance program and has assigned the Corporate Governance Committee responsibility for that program. The following outlines our Corporate Governance Guidelines:

I. Chairman of the Board and Independent Lead Director

The Chairman of the Board is nominated by the Corporate Governance Committee and elected by a majority of the Directors. Historically the roles of Chairman and of the President and CEO have been separated between two individuals, thus maintaining a formal separation between the Board and management. In the event that an independent Chairman of the Board does not exist, the Board elects from its members a Lead Director. The purpose of the Lead Director is (a) to become the effective leader of the Board and oversee that the Board discharges its responsibilities; (b) to ensure the independence of the Board; (c) to complement the position of the Chairman of the Board; and (d) to undertake such other duties as the Board may from time to time delegate to the Lead Director.

II. Board Size and Composition

The optimal number of Directors has currently been determined to be eight, subject to annual review. The Board believes that this number is appropriate to ensure participation of Directors with complementary expertise in key areas of exploration, operations, legal, finance, and general management. Although experience with mining is valuable, it is not an essential qualification. The Board is large enough to provide the experience and maintain a strong committee structure. Annually, the Board reviews its size and composition and will adjust its size as necessary.

Not more than two Directors, nor greater than 1/3 of Board, will be inside Directors (i.e., Directors who are, or were within the previous three years, officers of the Corporation).

III. Director Independence

A majority of the Directors, and all members of the Board committees, must meet the criteria for independence required by the Toronto Stock Exchange and the New York Stock Exchange, any other applicable laws, rules and regulations, and the guidelines established by the Board. At present all Directors, and all members of the Board committees, are independent, except for the CEO and the Chairman.

The Board has determined that an “independent director” means a director who is not a member of management and is free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings in the Corporation. In accordance with Toronto Stock Exchange, New York Stock Exchange and applicable laws, rules and regulations, no director qualifies as “independent” unless the Board affirmatively determines that the director has no material relationship with the Corporation (either directly or as a partner, shareholder or officer, of an organization that has a relationship with the Corporation) other than as a director, or through interests and relationships arising from shareholdings in the Corporation. In addition:

A director shall not be independent if within the preceding three years:

a)	the director was an employee, an executive officer or an immediately family member of the director was an executive officer, of the Corporation;
b)	the director or an immediate family member of the director received more than CDN$75,000 in direct compensation in any year, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent on continued service) from the Corporation;
c)	the director was affiliated with, a partner of, or employed by, or an immediate family member of the director was affiliated with, a partner of, or employed in a professional capacity by, the Corporation’s present or former internal or external auditor;
d)
the director or an immediate family member of the director was employed as an executive officer of another company at any time where an executive of the Corporation served on the compensation committee of such other company;

e)
the director was an employee or executive officer, or an immediate family member of the director was an executive officer of a company that made payments to, or received payments from, the Corporation for property or services in an amount which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such other company’s consolidated gross revenues; and

f)
the director was an executive officer of a charitable organization that received contributions from the Corporation which, in any single fiscal year exceeded the greater of US$1 million, or 2% of such charitable organization’s total annual charitable receipts.

The following relationships shall not be considered to be material relationships that would impair a director’s independence:

a)	if a director is a director of an affiliate of the Corporation provided that the director, except for such relationship, would be considered to be independent with respect to both boards;
b)
if a director is a director or an officer of another company which is indebted to the Corporation, or to which the Corporation is indebted, and the total amount of either company’s indebtedness to the other is less than two percent of the total consolidated assets of the company he or she serves as a director or as an officer; and

c)
if a director serves as an officer, director or trustee of a charitable organization and the Corporation’s charitable contributions to the organization are less than the greater of US$1 million dollars or 2% of that organization’s total annual charitable receipts.

If a Director or a firm affiliated with a Director performs legal, consulting or other advisory services for the Corporation, the amount of fees for such legal, consulting or advisory services payable to such Director and such Director’s affiliated firm in any calendar year shall not exceed U.S.$25,000 in the aggregate without the prior approval of the Audit Committee.

IV. Director Recruitment and Retirement

The Board’s policy for identifying potential new Directors is to identify candidates that will provide the Board with members who have complementary and relevant backgrounds in any of the mining industry, international business, or matters relevant to the Corporation’s operations.

Under the Corporation’s By-laws, no person who attains the age of 72 years is eligible for election, re-election or appointment as a Director, and no Director who has served for 10 years as a Director (other than a Director who is a chief executive officer or former chief executive officer of the Corporation) is eligible for re-election or appointment as a Director.

V. Election and Appointment of Directors

By law, the Board proposes nominees for election to the Board each year in the proxy statement for the AGM. Between AGM’s, the Board may appoint additional or replacement Directors to serve until the next AGM, subject to the limitations of the Canada Business Corporations Act.

VI. Director Orientation and Continuing Education

An orientation process is conducted for all new Directors. The orientation consists of providing a new director with a copy of the Board of Directors’ Reference Book, of meetings with the CEO, Corporate Secretary, and members of senior management, of attendance at no less than one corporate public presentation to investors/analysts and of a visit to and operating review of each major operation. Each new Director will be encouraged to complete this process within the first 12 months following election. The

Corporation provides directors with a comprehensive briefing of its business activities and finances and in addition, encourages directors to undertake training and education as to corporate governance matters, all at the expense of the Corporation.

VII. Committee Structure

The Board delegates certain of its powers to the Audit, Compensation, and Corporate Governance Committees. Each Committee has a Charter, approved by the Board, which defines the scope of its duties and responsibilities. Each Committee reviews its Charter annually and recommends approval of appropriate charter amendments to the Board. Each Charter requires the Committee to evaluate its performance annually. The Audit, Compensation, and Corporate Governance Committees are comprised of independent Directors only. Each independent Board member sits on at least one Committee. The frequency, length, and agendas of Committee meetings are determined by the Committee Chairman in consultation with Committee members and appropriate members of senior management. The Committee Chairman reports to the full Board on the matters undertaken at each Committee meeting.

VIII. Sessions of Outside Directors

The Lead Director presides over sessions of the outside Directors held during each regularly scheduled Board meeting, with neither inside Directors nor management present.

IX. Formal Evaluation of Chief Executive Officer

The Compensation Committee conducts an annual evaluation of the CEO which includes soliciting opinions from each Director. The results of the annual evaluation are discussed by the Chairman of the Compensation Committee with the CEO, and then in a meeting with the outside members of the Board.

X. Succession Planning/Management Development

The CEO presents an annual report to the Compensation Committee on succession planning and the Corporation's program for management development. The Compensation Committee conducts its own independent deliberations and makes a recommendation to the Board.

XI. Access to Management and Independent Advisors

Directors are invited to have complete, unrestricted access to management. Members of senior management normally attend portions of each regularly scheduled Board meeting. The Board may, when appropriate, obtain advice and assistance from outside advisors and consultants without prior approval of management.

XII. Director Compensation

The Corporate Governance Committee reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval.

XIII. Director Share Ownership Guidelines

The Corporation has no requirement for minimum ongoing holdings of shares by Directors, but Directors are encouraged to maintain an ownership of shares at least equal in value to 100% of their annual retainer for Board service.

XIV. Senior Executive Share Ownership Guidelines

The Corporation has compensated its senior management and key contributors with base salary, bonuses, and equity awards. Management compensation is reviewed at least annually by the Compensation

Committee of the Board and adjusted based upon competitive industry data, corporate performance against goals and objectives, and individual performance.

The purpose of the Corporation’s stock option and restricted shares plan is to develop the interest and incentive of eligible employees, officers and Directors in the Corporation’s growth and development by giving an opportunity to purchase common shares, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

The equity awards are made in accordance with the Share Incentive Plan currently approved by the shareholders of the Corporation. These equity awards have been in the form of restricted share and option awards. Both types of awards have a multiple year vesting requirement by management where 1/3 of each award matures on the anniversary date of the award over term. Consequently, senior management of the Corporation has a significant financial risk (or reward) based upon the ongoing performance of the Corporation. Accordingly, the Corporation has developed executive ownership guidelines that require senior management to maintain a minimum ownership holding in the Corporation. The CEO of the Corporation must maintain an ownership position value of at least two times his base salary, and the other members of senior management are required to maintain a position value of at least one times their base salary. All members of senior management are given a three year window from the time they join the Corporation in which to attain this level of executive ownership.

XV. Extensions of Credit

No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.

All such lending activity will be disclosed in the Corporation’s annual disclosure filings.

XVI. Board of Directors Self Assessment

The Board conducts an annual self-assessment process under the auspices of the Corporate Governance Committee, through questionnaires provided to all Board members. The completed questionnaires are reviewed by the Board and changes in the corporate governance process are considered based on the results of the Board’s review and analysis of the completed questionnaires. Pursuant to the self-assessment process, the Board reviews, among other matters, agenda items, meeting presentations, advance distribution of agendas and materials for Board meetings, interim communications to Directors, and access to and communications with senior management. The self assessment process also includes an evaluation of the Committees, the Chairman of the Board and an individual Director assessment.

Board Committees

The Corporation has three committees: Audit Committee, Compensation Committee and Corporate Governance Committee. The Committee Charters are available at the Company’s website at www.meridiangold.com.

The Audit Committee, on behalf of the Board of Directors, has responsibility for: (a) reviewing the financial statements of the Corporation and recommending whether such statements should be approved by the Board of Directors; (b) appointing, retaining and terminating the independent auditors; (c) reviewing the scope of the audit to be conducted by the external and internal auditors of the Corporation; (d) reviewing the auditors’ fees and assessing the performance of external and internal auditors and the nature and cost of other services provided by such auditors; (e) reviewing all public disclosure documents containing financial information before release; (f) reviewing all post-audit or management letters containing material recommendations of the external auditor and management’s response in respect of any identified material weakness; and (g) having such other duties, powers and authorities as the Board of Directors may delegate to the Audit Committee from time to time. The members of the Audit Committee have the right, for the purpose of performing their duties, to inspect all the books and records of the

Corporation and its affiliates, and to discuss such accounts and records and any matters relating to the financial position or condition of the Corporation with the auditors of the Corporation or its affiliates. The Audit Committee is composed of a minimum of 3 directors. Each member of the Audit Committee must be independent and financially literate; as such terms are defined in Multilateral Instrument 52-110 - Audit Committees. Audit Committee members must meet the qualifications as set forth in the Corporation’s Annual Information Form (“AIF”) under Item 10, Audit Committee Member Qualifications.

The Compensation Committee has responsibility for: (a) recommending the compensation of the CEO to the Board of Directors and approving the compensation of the other officers of the Corporation; (b) exercising the powers conferred on it by the Board of Directors with respect to option and share purchase plans; and (c) reviewing annually, or more often if it deems appropriate, succession plans for key executives, performance appraisals (having regard to the criteria referred to under “Executive Annual Incentive Plan”), development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits. The Compensation Committee is composed of a minimum of 3 independent directors.

The Corporation has a Corporate Governance Committee which stands in place of a Nominating Committee. The Corporate Governance Committee, on behalf of the Board of Directors, has responsibility to: (a) identify and recommend individuals to the Board of Directors for nomination as members of the Board and its committees (other than the Corporate Governance Committee); (b) develop and recommend to the Board of Directors corporate governance principles applicable to the Corporation; and (c) undertake such other duties as the Board of Directors may from time to time delegate to the Corporate Governance Committee. The Corporate Governance Committee is composed of a minimum of 3 independent directors.

As additional members join the Board of Directors and as the needs of the Corporation change, the Board of Directors will review the need for, and establish as appropriate, additional committees.

Code of Ethics and Business Conduct Guidelines

The Corporation maintains a written Code of Ethics (the “Code”) and Business Conduct Guidelines (the “Guidelines”) for all Directors, executive officers and employees, requiring adherence to high standards of personal and corporate conduct. All Directors, all U.S. employees and all managers at non-U.S. locations of the Corporation annually acknowledge (in writing) adherence to the Code and Guidelines. The Corporation’s Code and Guidelines are available for review at www.meridiangold.com, and are also filed with the Canadian Securities Administrators in the SEDAR filing system at www.sedar.com.

Employees who know of violations of the Code or Guidelines are obligated to report them to management, to the Chairman of the Board, Corporate Governance Committee, to the Corporation’s legal counsel or directly to the Corporation’s Vice President of Human Resources. The Vice President of Human Resources is responsible for ensuring the Code is properly implemented and monitored. It is the Corporation’s policy and intent that, except for knowingly reporting false accusations, every employee may report Code, Guidelines, policy or law violations without fear of retaliation.

This statement of corporate governance practices has been developed and approved by the Board of Directors.

Statement of Executive Compensation

Summary Compensation

The following table sets forth the compensation of the Named Executive Officers (“NEOs”) being comprised of the Corporation’s Chief Executive Officer, Chief Financial Officer and by its three other most highly compensated executive officers who served during such periods.

Summary Compensation Table (1)

					Long-term Compensation
		Annual Compensation			Awards		Payouts
NEO Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation(2)	Securities under Options Granted(3)	Restricted Shares Granted(3)(4)	LTIP Payouts ($(5)	All Other Compen- sation (6
Edward C. Dowling	2006	$115,385	$200,000	$5,000	-	$1,303,500	-	$1,196,995
President and Chief	2005	-	-	-	-	-	-	-
Executive Officer	2004	-	-	-	-	-	-	-
Brian J. Kennedy	2006	$467,232	$354,045	$34,515	-	-	$816,301	$2,736,098
Vice Chairman, President and	2005	$444,983	$341,524	$23,918	50,855	-	$644,694	-
Chief Executive Officer	2004	$421,785	$315,706	$21,154	62,487	-	$544,549	-
Peter C. Dougherty	2006	$188,444	$116,549	$13,943	-	-	$232,626	-
Vice President, Finance &	2005	$180,329	$106,120	$12,993	15,800	-	$165,371	-
Chief Financial Officer	2004	$171,271	$100,078	$10,981	16,331	-	$98,325	-
Edgar A. Smith	2006	$181,775	$100,064	$14,311	-	-	$247,093	-
Vice President Operations	2005	$173,947	$104,452	$13,426	15,241	-	$193,593	-
	2004	$168,065	$94,574	$11,959	19,089	-	$162,892	-
Darcy E. Marud	2006	$181,124	$112,456	$14,186	-	-	$264,520	-
Vice President Exploration	2005	$170,872	$102,605	$13,643	14,971	-	$160,402	-
	2004	$161,200	$101,982	$4,831	21,971	-	$77,650	-
Darrin L. Rohr	2006	$177,598	$107,425	$14,132	-	-	$223,913	-
Vice President Human	2005	$169,950	$105,043	$13,348	13,596	-	$111,562	-
Resources	2004	$154,500	$97,001	$7,725	17,548	-	$22,903	-

Notes:
1.	All figures are expressed in U.S. dollars
2.
Consists of matching payments to a 401(k) Savings Plan and non-qualified plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the lesser of Cdn$50,000 and 10% of the NEO’s total annual salary and bonus.

3.	None of the securities under “Securities under Options Granted” or “Restricted Shares Granted” carry a right to receive dividends of a preferential or above-market rate.
4.
Stated in terms of the dollar value of restricted shares (calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of grant by the number of restricted shares awarded). These restricted shares were granted per the terms of Mr. Dowling’s new hire agreement with the Corporation. All shares vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested immediately and a third vested at each of the first and second anniversaries. No dividends or dividend equivalents were declared payable during the most recently completed financial year on the restricted shares disclosed.

5.
Consists of a combination of cash payments and the calculated value of restricted shares that have vested during the year-ended 2006 received by each executive as part of a Long Term Incentive Plan ("LTIP"). The value of the vested restricted shares is calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of vesting by the number of restricted shares vested. The LTIP is described further under the heading “Long-Term Incentive Plan” of this Information Circular.

6.
In the case of Mr. Dowling, the 2006 figure includes a $550,000 sign-on bonus, a $550,000 payment made to him for his forfeited Long Term Incentive Plan payment from DeBeers and a value of US$96,995 for his relocation expenses from South Africa to the United States. In the case of Mr. Kennedy, the 2006 figure consists of payments made to him upon his retirement on December 31, 2006 as per the terms of his separation agreement. A detailed explanation of this payment is provided on page 19 of this Information Circular.

Long-Term Incentive Plan

The Corporation has an LTIP which is designed to attract, retain and motivate employees, officers and directors of the Corporation so as to grow the Corporation in terms of production and income. This purpose is achieved by providing an opportunity to purchase common shares through stock options or by granting restricted shares of the Corporation thereby advancing the interests of the Corporation and enhancing the value of the common shares for the benefit of all shareholders. The option and/or share awards are based upon a multiplier of the executive’s base salary, which is benchmarked by Mercer Human Resource consulting against other North American gold mining companies. The Corporation’s Compensation Committee reviews and recommends to the full board the payouts under the LTIP, which are based on performance factors at both the individual and corporate level. The restricted shares granted to the executive officers of the Corporation, which are noted in the table below, were granted as part of the LTIP of the Corporation. To date, all restricted shares granted under the LTIP plan are scheduled to vest over a three year period. Of the LTIP grant in 2006, 50% of the value was granted as cash compensation and 50% was granted as restricted shares; both cash and share portions vest over a three year period and are subject to forfeiture if the executive voluntarily separates from the Corporation. This plan is subject to yearly review and adjustment by the Compensation Committee.

				Estimated Future Payouts Under Non-Securities-Price-Based Plans(2)(3)
NEO Name	Securities, Units or Other Rights (#	)	Performance or Other Period Until Maturation or Payout(1)	Threshold ($	)	Target ($	)	Maximum ($	)
Edward C. Dowling	-		-	$-		$-		$-
Brian J. Kennedy	32,640		3 years	$-		$1,401,696		$2,803,392
Peter C. Dougherty	11,269		3 years	$-		$433,421		$866,842
Edgar A. Smith	10,870		3 years	$-		$418,083		$836,165
Darcy E. Marud	10,831		3 years	$-		$416,585		$833,170
Darrin L. Rohr	10,620		3 years	$-		$408,475		$816,951

Notes:
(1) Awards vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested at each of the first, second and third anniversaries.
(2) NEOs receive awards based on a multiplier ranging from one to three times their annual base salary. Awards received are paid out 50% in cash and 50% in restricted shares vesting a third per year over a 3 year period. Restricted Shares granted are calculated by dividing the closing market price of the Corporation’s unrestricted shares on the date of grant by 50% of the total award amount.
(3) Of the 50% granted as restricted shares, the stock price on the date of grant was US$26.21; the actual future payouts will be dependent on the stock price on the date of vesting.

Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values

The following table provides information concerning: (a) options exercised by any NEOs during the financial year ended December 31, 2006; and (b) the number and the value at December 31, 2006 of unexercised options held by the NEOs. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the common shares at the close of business on December 29, 2006.

					Unexercised Option at FY-End				Value of Unexercised in-the-Money Options at FY-End
NEO Name	Securities Acquired on Exercise (#	)	Aggregate Value Realized (US$	)	Exercisable (#	)	Unexercisable (#	)	Exercisable (US$	)	Unexercisable (US$	)
Brian J. Kennedy	228,700		$5,065,036		285,884		-		$4,238,116		$-
Edward C. Dowling	-		$-		-		-		$-		$-
Peter C. Dougherty	36,400		$1,084,553		42,251		15,978		$561,192		$181,215
Edgar A. Smith	61,700		$1,462,679		103,984		16,524		$1,773,270		$191,197
Darcy E. Marud	21,076		$560,223		43,526		17,305		$702,564		$203,647
Darrin L. Rohr	26,392		$492,026		-		14,914		$-		$173,121

Growth Incentive Plan

The Corporation also has a Growth Incentive Plan (“GIP”) effective as of January 1, 2007. This plan was put in place in order to encourage acceptable risk-taking by the officers of the Corporation in order to align with our shareholders’ expectations for future corporate performance. The program’s aim is to create a quality organization for our shareholders, which focuses on the quality of ounces produced and profitability versus a company which is focused on growth for growth’s sake alone. The GIP incorporates 3 critical drivers for growth, focusing on certain production goals, reserve increase, and merger and acquisition success. If all or a portion of the target goals are met, the plan participants will receive a cash and restricted share bonus to be divided evenly amongst all participants. If every single target goal were met within the prescribed time frame, the maximum payout allowable under the plan would be a total value of US$49 million. The plan is reviewed yearly by the Board of Directors and has a sunset clause in 2008.

Actuarial Plans

The NEOs are participants in a defined benefit pension plan and a supplemental retirement plan of Meridian Gold Company, the Corporation’s United States principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).

Final Annual Earnings(1)	Years of Service(1)
	10	15	20	25	30

$100,000	$12,309	$18,464	$24,618	$30,773	$36,927
$125,000	$16,059	$24,089	$32,118	$40,148	$48,177
$150,000	$19,809	$29,714	$39,618	$49,523	$59,427
$175,000	$23,559	$35,339	$47,118	$58,898	$70,677
$200,000	$27,309	$40,964	$54,618	$68,273	$81,927
$225,000	$31,059	$46,589	$62,118	$77,648	$93,177
$250,000	$34,809	$52,214	$69,618	$87,023	$104,427
$300,000	$42,309	$63,464	$84,618	$105,773	$126,927
$400,000	$57,309	$85,964	$114,618	$143,273	$171,927
$500,000	$72,309	$108,464	$144,618	$180,773	$216,927
$600,000	$87,309	$130,964	$174,618	$218,273	$261,927
$700,000	$102,309	$153,464	$204,618	$255,773	$306,927
$800,000	$117,309	$175,964	$234,618	$293,273	$351,927
$900,000	$132,309	$198,464	$264,618	$330,773	$396,927
$1,000,000	$147,309	$220,964	$294,618	$368,273	$441,927

(1) All figures are expressed in U.S. dollars.

Compensation covered by this plan includes only the remuneration appearing in the “Salary” and “Bonus” columns in the Summary Compensation Table. Benefits are computed using a straight-life annuity and are subject to deductions for social security or other offset amounts. The defined benefit plans allow election of payout as a lump sum or through various annuities. The NEOs have the following number of years of service credited: Mr. Kennedy, 33, Mr. Dougherty, 16, Mr. Smith, 8, Mr. Marud, 10, and Mr. Rohr, 3. Credited years of service, in the case of Messers. Kennedy and Dougherty include service with FMC Corporation and FMC Gold Company, the Corporation’s predecessors.

Employment Contracts between the Corporation and Named Executive Officers

Each of the NEOs has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of 3 years, which is automatically extended for an additional day so that on each day of employment, the term of the Executive’s employment shall be 3 years. Compensation is comprised of base salary, bonus, restricted shares, stock options, and other awards generally at the discretion of the Compensation Committee of the Board of Directors of the Corporation,

together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination, a change of control or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 36 months of the employee’s regular monthly compensation as defined in the executive employment agreements between each NEO and the Corporation.

Composition of the Compensation Committee

The Compensation Committee of the Corporation determined the compensation of the Corporation’s executive officers, including the NEOs. Christopher R. Lattanzi, Malcolm W. MacNaught and Robert A. Horn were Compensation Committee members throughout the year. All Compensation Committee members are non-employee directors that meet the Toronto Stock Exchange, New York Stock Exchange and securities regulatory requirements with respect to independent directors.

Compensation Consultant Advice

The Compensation Committee charter provides that the Committee may hire consultants to assist in reviewing the competitiveness and appropriateness of the Corporation’s overall compensation policies and processes. Mercer Human Resource Consulting was retained by the Compensation Committee to provide market data on executive compensation and Supplementary Executive Retirement Plans including a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Decisions made by the Compensation Committee are the responsibility of the Committee and may reflect factors other than the information provided by Mercer.

The report of the Compensation Committee on these matters is set forth below.

Report on Executive Compensation

Compensation Philosophy

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders.

Prior to discussing executive compensation for a given year, the Committee reviews materials prepared by management on executive compensation and the Corporation’s benefit programs applicable to senior executives. Every January, July and December, management provides such compensation and benefit materials to the Committee, which includes tally sheets for each of the executive officers. The tally sheets summarize all compensation paid that year to the executive officers as well as compensation payable to the executive officers under various scenarios, such as at retirement, upon a change of control of the Corporation, and at a termination of employment prior to retirement.

The objectives of the executive compensation package for the Corporation’s executive officers are to:

•	set levels of annual salary and bonus compensation that will attract and retain superior executives in the highly competitive environment of global mining companies;

•
provide annual bonus compensation for executive officers that varies with the Corporation’s financial performance up to and including the Corporation’s stock price as well as an individual’s contribution so as to reflect the executive officers’ individual contribution to the Corporation’s success;

•
provide long-term compensation that is tied to the Corporation’s overall success so as to focus the attention of the executive officers on managing the Corporation from the perspective of an owner over a long term period;

•	emphasize performance-based compensation, through annual bonus compensation and long-term compensation, over fixed compensation; and

•
encourage performance in non-financial matters of importance to the Corporation, such as promoting diversity in the workplace, positioning the Corporation for longer-term success, promoting the development of management, and maintaining and enhancing the Corporation’s compliance with legal requirements.

The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options, restricted shares, and/or cash awards. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus (75% for the CEO and 60% for all other executive officers) is directly related to the overall performance of the Corporation with respect to share price performance against the Gold and Silver index (XAU), operational performance measures, reserve/resource expansion and executing strategic initiatives. These performance targets are agreed upon by the Board of Directors at the beginning of each year. The balance of the bonus is based on individual performance.

Annual cash bonuses, restricted shares, stock options and other awards are directly related to company performance and the individual’s contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value. Outstanding stock options and restricted shares are not taken into account when determining whether and how many new stock options or restricted shares should be awarded.

Base Salary

To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar gold mining companies.

The Board of Directors approved salaries and a bonus plan (the “Bonus Plan”) for the Corporation’s executives for 2006 and subsequent years, based on the Board of Directors’ own determination and discussion, reports commissioned by independent consultants and the recommendations of management and the Compensation Committee of the Board of Directors (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such discussions, Mr. Kennedy and Mr. Dowling absented themselves from the Board of Directors’ determinations of compensation of the Corporation’s President and CEO.

Stock Options and Restricted Shares

The Corporation has established a share incentive plan, which was approved by the shareholders on April 21, 1999, and amended on May 7, 2002 and most recently on July 25, 2006 (the “1999 Share Incentive Plan”), in which directors, officers, employees and service providers and consultants of the Corporation and subsidiaries of the Corporation (individually a "Participant and collectively “Participants”) are entitled to participate.

The purpose of the Corporation’s stock option and restricted share plan is to develop the interest and incentive of Participants in the Corporation’s growth and development by providing an opportunity to purchase common shares through options, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals. There were no stock options granted to the NEOs in 2006. During 2006, the amount of restricted shares that would have otherwise been issued was reduced by one-half and an equivalent cash award was added to help executive officers pay the taxes on vesting restricted shares without having to sell shares.

Stock options and restricted shares are granted, in accordance with the Corporation’s 1999 Share Incentive Plan approved by the shareholders, at not less than the closing price of the common shares on the business day immediately prior to the date of grant. The terms of these awards are one-third vesting annually with a 10 year term limit per stock option award granted.

President and Chief Executive Officer

The Compensation Committee and the Board of Directors are of the view that Mr. Dowling provides the Corporation with quality leadership and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.

The overall performance of the Corporation is the determinate of 75 percent of the variable compensation of the President and CEO, as discussed above. An additional 25 percent of the variable compensation of the President and CEO is based on achievement of specific objectives agreed upon by the Board of Directors at the beginning of each fiscal year and personal contribution as determined by the Compensation Committee.

In 2006, in consideration of his contribution to the Corporation, Mr. Kennedy received a salary of US$467,232, was awarded a cash bonus of US$354,045, and was granted 32,640 restricted common shares, which are now fully vested per the terms of his separation agreement with the Corporation. On January 1, 2007 Mr. Kennedy became Chairman of the Board of Directors of Meridian Gold Inc. and ceased his employment as President and CEO of the Corporation. As part of the terms of Mr. Kennedy’s separation agreement with the Corporation, he received a severance payment in December 2006 in the amount of US$2,736,097.96. This payment includes 2 years of his regular monthly compensation plus an amount equal to 5 weeks of his base salary for unused vacation time. Additionally, the payment includes an average of the awards of cash compensation payable to Mr. Kennedy under the Corporation’s bonus plan in respect of the 2 calendar years completed immediately prior to his separation date. Mr. Kennedy also received payments for his normal annual executive benefit reimbursement, a transition allowance, as well as the executive auto allowance for 2 years. Lastly, Mr. Kennedy received a cash payment for the dollar value of his vested restricted shares per the Corporation’s Long Term Incentive Plan that all NEOs are participants of.

Mr. Dowling, who was hired in September of 2006 as the CEO-Designate to assume the role of President and CEO of the Corporation as of January 1, 2007, received a pro-rated salary in 2006 of US$115,385, was awarded a cash bonus of US$200,000, was granted 50,000 restricted common shares, 1/3 of which vested immediately upon date of hire and the remaining 2/3 to vest over a period of 2 years from the date of grant. Additionally Mr. Dowling received a sign-on bonus of US$550,000, a US$550,000 payment to compensate for his forfeited DeBeers Long Term Incentive Plan award that would have vested in 2006 and the Corporation spent US$96,995 for relocating Mr. Dowling and his family from South Africa to the United States. Mr. Dowling’s regular annual base salary is currently fixed at US$400,000.

Executive Officer Compensation

The Compensation Committee has also approved those executive officers of the Corporation and its subsidiaries that will be eligible to participate in the bonus plan in 2007, together with enumerated and weighted objectives for each of these executive officers. Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation.

Approved by the Compensation Committee

Robert A. Horn, Christopher R. Lattanzi and Malcolm W. MacNaught (Chair)

Performance Graph

The following graph charts performance of an investment in the common shares of the Corporation against the S&P/TSX Composite Index and the TSX Gold and Precious Metals Sub-Index, assuming an investment of $100 on December 31, 2001. The Corporation paid no dividends during this period.

(1) In 2002, the S&P/TSX Composite Index replaced the TSX 300 Index.

Compensation of Directors

The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation. The Governance Committee conducted a thorough review of director compensation in December of 2006, comparing cash and equity compensation to that of several other North American gold and precious metals companies. The Governance Committee concluded that in order to remain competitive with comparable boards of directors that the director compensation rates for 2007 would be modified. The table below illustrates the director pay in 2006 vs. the new rates for 2007.

2006 Director Compensation			2007 Director Compensation
Annual Cash Retainer
Chairman of the Board	US$	50,000	Chairman of the Board		US$	1
Independent Lead Director		n/a	Independent Lead Director		US$	55,000
Other Directors	US$	20,000	Other Directors		US$	45,000
Audit Committee Chair	US$	5,000	Audit Committee Chair		US$	6,500
Other Committee Chairs	US$	3,000	Other Committee Chairs		US$	4,000
Equity Compensation
Chairman of the Board	US$	25,000	Independent Lead Director		US$	25,000
Other Directors	US$	10,000	Other Directors		US$	10,000
Meeting Attendance Fees
Live Attendance at Board and Committee Meetings	US$	1,000	Live Attendance at Committee Meetings (no payment for Board meetings	)	US$	1,000
Telephonic Attendance at Board and Committee Meetings	US$	500	Telephonic Attendance at Board and Committee Meetings		US$	0

Mr. Kennedy, who became the Chairman of the Board as of January 1, 2007, is considered non-independent due to the fact that he has served as President and CEO of the Corporation within the last 3 years. The annual retainer he receives for his position of Chairman is US$1 per year.

As illustrated in the above table, the independent, Lead Director of the Board of Directors receives an annual retainer of US$80,000 and other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of US$55,000. In partial payment of the said retainers, non-executive Board members receive common shares of the Corporation for the equivalent value of US$25,000 for the Lead Director and US$10,000 for each non-executive director based on the quoted closing price of the shares on the day prior to the grant date. Pursuant to this practice, on January 2, 2006 the Board members received a grant of 3,428 restricted shares in aggregate effective January 2, 2006. The shares are fully vested on the date of grant and directors have full voting and other rights of a shareholder apart from the right to sell or transfer the shares which are encumbered until the Director no longer serves on the Board.

Directors receive an additional fee for each committee for which such director serves as chairman. The Audit Committee Chair receives an additional US$6,500 and all other committee chairs receive an additional US$4,000. All directors of the Corporation receive a fee of US$1,000 for attending in person each meeting of a committee on which they serve, plus reimbursement of expenses for all board and committee meetings attended. Directors are also eligible to receive grants under the Corporation’s Share Incentive Plan. The aggregate compensation paid to the Board of Directors during 2006 was US$342,218. The table below illustrates total compensation received for each Director of the Corporation during the year ended 2006.

	Total Compensation Paid to Directors in 2006 (1)
Director Name	Equity Compensation Value	Annual Cash Retainer	Committee Chair Retainer(3)	Meeting Attendance Fees	Total Compensation
John A. Eckersley (2)	$3,718	$12,500	$1,110	$6,000	$23,328
Richard P. Graff	$10,000	$20,000	$3,150	$13,500	$46,650
Robert A. Horn	$10,000	$20,000		$12,500	$42,500
Christopher R. Lattanzi	$25,000	$50,000		$18,500	$93,500
Malcolm W. MacNaught	$10,000	$20,000	$3,000	$11,500	$44,500
Gerard E. Munera	$10,000	$20,000		$13,500	$43,500
Carl L. Renzoni	$10,000	$20,000	$3,740	$14,500	$48,240
Notes:
(1) All amounts expressed in US dollars
(2) All of Mr. Eckersley's amounts are pro-rated because he did not stand for re-election at the 2006 Annual Meeting.
(3) The Committee Chair retainers are pro-rated due to changes in Committee Chairmen after the 2006 Annual Meeting.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is US$30,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible ranging between US$500,000 - $750,000. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The expense recognized in 2006 for premiums was US$657,267. All premiums have been paid by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of the end of the Corporation’s most recently completed financial year for each category of compensation plan listed below.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding option	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	827,497	$13.29	3,036,355
Equity compensation plans not approved by securityholders	-	-	-
Total	827,497	$13.29	3,036,355

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, or any associate or affiliate of any such person, is or has been indebted to the Corporation or any of its subsidiaries at any time during 2006, nor is or has been indebted to another entity during 2006, where the indebtedness to such other entity is or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries. This excludes any indebtedness of the directors or officers to the Corporation for amounts owing to purchases subject to usual trade terms, for ordinary travel and expense advances, and for other transactions in the ordinary course of business.

No loan guarantee, financial assistance, or similar extension of credit will be made to officers of the Corporation without prior Board approval. It is the intent of the Corporation to make such loans only when business activity by the Corporation makes this necessary. In no case will the Corporation be permitted to hold shares of the Corporation as collateral security for a loan to an officer.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or officers of the Corporation, nor any proposed nominees for election as directors, nor any associate or affiliate of any such person, had any direct or indirect material interest, during 2006, in respect of any matter that has materially affected or will materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favour of the reappointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since July 1996.

Total fees charged to the Corporation by KPMG LLP in 2006 and 2005 are:

Fees Charged
(in thousands of U.S. dollars)

Service Provided	2006	2005
Audit services	835	410
Audit-related services	9	65
Tax services	336	173
Total	1180	648

Charges for “Audit Services” relate primarily to the annual audit and quarterly reviews of the Corporation’s financial statements; “Audit-Related Services” include primarily consultation on matters related to acquisitions, reorganization and assistance with the implementation of Sarbanes-Oxley requirements. “Tax Services” include providing guidance pertaining to the interpretation of applicable tax laws and regulations in the countries where the Corporation conducts business and the preparation or review of tax returns filed in Canada, the United States and other foreign jurisdictions. The Audit Committee of the Board of Directors has provided guidance to management pertaining to the appropriate contracting of services from KPMG LLP. The Audit Committee reviews and pre-approves the annual budget and scope of work provided by the external auditor. Deviations from pre-approved budgets or scope must be approved by the Audit Committee. No exceptions are granted for de minimis fees for non-audit related activities.

Representatives of KPMG LLP will attend the Meeting, will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.

The Board of Directors recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Corporation.

ADOPTION OF 2007 SHARE INCENTIVE PLAN

The Corporation has established a share incentive plan, which was approved by the shareholders on April 21, 1999, and amended on May 7, 2002 and most recently on July 25, 2006 (the “1999 Share Incentive Plan”), in which directors, officers, employees and service providers and consultants of the Corporation and subsidiaries of the Corporation (individually a "Participant and collectively “Participants”) are entitled to participate. Under the 1999 Share Incentive Plan, the Corporation is authorized to (i) issue a maximum number of 8,200,000 Common Shares upon the exercise of options granted to Participants (the “1999 Option Component”), representing 8% of the outstanding Common Shares of the Corporation, and (ii) provide for up to a maximum of 1,750,000 Common Shares to be issued as equity-based awards to Participants, representing 2% of the outstanding Common Shares of the Corporation, such equity-based awards to include but not be limited to share appreciation rights, restricted shares, restricted share units, performance shares and performance share units (the “1999 Bonus Component”).

As at March 1, 2007, 3,043,022 Common Shares had been reserved and are available for issuance in connection with the 1999 Option Component of the 1999 Share Incentive Plan, of which options to purchase an aggregate of 820,830 Common Shares are currently outstanding representing less than one per cent of the outstanding Common Shares of the Corporation. As at the same date, 571,832 Common Shares have been reserved for issue in connection with the 1999 Bonus Component of the 1999 Share Incentive Plan representing less than one per cent of the outstanding Common Shares of the Corporation.

The most recent amendment to the 1999 Share Incentive Plan introduced changes of a ‘housekeeping nature’ for the purposes of clarifying the meaning of certain existing provisions and to correct and supplement the provisions of the 1999 Share Incentive Plan. The nature of the changes were primarily typographical and grammatical. The terms of the 1999 Share Incentive Plan did not require that the Corporation obtain shareholder approval for the amendments.

On February 22, 2007, the directors of the Corporation resolved to adopt a new share incentive plan (the “2007 Share Incentive Plan”) to replace the 1999 Share Incentive Plan. All outstanding options and awards of Common Shares granted pursuant to the 1999 Share Incentive Plan will continue to be subject to the terms of the 1999 Share Incentive Plan until such options/awards are exercised, vest, expire or terminate, as applicable, in accordance with the terms of the 1999 Share Incentive Plan. There will be no further awards or options granted pursuant to the 1999 Share Inventive Plan. 3,043,022 options and 571,382 awards previously reserved for issuance with the Toronto Stock Exchange pursuant to the 1999 Share Incentive Plan will be transferred to the Option Component (as hereinafter defined) and Award Component (as hereinafter defined) of the 2007 Share Incentive Plan. The 2007 Share Incentive Plan is subject to pre-clearance by the Toronto Stock Exchange and shareholder approval at the Meeting.

The purpose of the 2007 Share Incentive Plan is to attract, retain and motivate eligible employees, directors and consultants, to compensate them for their contributions to the Corporation’s long-term growth and development, and to encourage them to acquire a proprietary interest in the success of the Corporation. At the Meeting, shareholders will be asked to consider and, if thought advisable, approve, with or without amendment, a resolution authorizing the 2007 Share Incentive Plan. The directors of the Corporation have determined that as a result of the growth of the Corporation in recent years and amendments to the rules of the Toronto Stock Exchange affecting the 1999 Share Incentive Plan, it is in the best interests of the Corporation to recommend that shareholders approve the proposed 2007 Share Incentive Plan.

The material differences between the 1999 Share Incentive Plan and the 2007 Share Incentive Plan are as follows:

a)
the 2007 Share Incentive Plan decreases the number of options available for issuance to Participants and increases the number of awards of Common Shares available for issuance to Participants in order to make the two components of the 2007 Share Incentive Plan equal. Pursuant to the 2007 Share Incentive Plan the maximum number of Common Shares which are issuable pursuant to options is 4,000,000 (the “Option Component”) (which would represent 4% of the outstanding Common Shares of the Corporation); the maximum number of Common Shares which may be issued as awards of Common Shares (other than options) is also 4,000,000 (the “Bonus Component”) (which would represent 4% of the outstanding Common Shares of the Corporation);

b)
the 2007 Share Incentive Plan extends the expiry date of any option or award granted under the 2007 Share Incentive Plan in the event that the option or award would otherwise expire or vest during a blackout period;

c)
the 2007 Share Incentive Plan specifies types of amendments to the provisions of either the 2007 Share Incentive Plan or outstanding option agreements or award agreements granted pursuant to the 2007 Share Incentive Plan that must be approved by shareholders; and

d)
the 2007 Share Incentive Plan specifies which types of amendments to the provisions of either the 2007 Share Incentive Plan or outstanding option agreements or award agreements granted pursuant to the 2007 Share Incentive Plan shall not require shareholder approval.

The summary above is qualified in its entirety by the actual text of the 2007 Share Incentive Plan, a copy of which is attached hereto as Appendix A.

In accordance with the rules of the Toronto Stock Exchange shareholder approval is being sought for the 2007 Share Incentive Plan. To be effective the resolution set forth below must be approved by a majority of the votes cast at the Meeting in person or by proxy by shareholders of the Corporation.

The form of the 2007 Share Incentive Plan resolution to be presented at the Meeting is as follows:

RESOLVED THAT:

1.
The 2007 Share Incentive Plan of the Corporation substantially in the form attached as Appendix A to the Management Information Circular of the Corporation dated March 1, 2007 is authorized, approved and adopted, together with such additions, deletions, or changes thereto as may be required by any applicable securities regulatory authority or stock exchange;

2.
The Corporation is hereby authorized and directed to allocate 3,043,022 Common Shares previously approved by shareholders pursuant to the 1999 Share Incentive Plan and reserved for issuance by the Toronto Stock Exchange to the Option Component of the 2007 Share Incentive Plan;

3.
The Corporation is hereby authorized and directed to allocate 571,382 Common Shares previously approved by shareholders pursuant to the 1999 Share Incentive Plan and reserved for issuance by the Toronto Stock Exchange to the Bonus Component of the 2007 Share Incentive Plan;

4.	The Corporation is hereby authorized and directed to fix the maximum number of Common Shares issuable pursuant to the 2007 Share Incentive Plan at 8,000,000; and

5.
Any director or officer of the Corporation is hereby authorized and directed to do all such things and to execute and deliver all such documents as may be necessary or desirable in order to implement the 2007 Share Incentive Plan.

The Board of Directors recommends that shareholders vote in favor of the 2007 Share Incentive Plan resolution.

GENERAL

The information contained in this Circular is given as of March 1, 2007 and is expressed in United States dollars, except as otherwise indicated.

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any matters, which are not known, should properly come before the Meeting, proxies will be voted on matters in accordance with the best judgment of the person voting.

Financial information is provided in the Corporation’s Management Discussion and Analysis and comparative financial statements contained in its Annual Report. The Corporation’s 2006 Annual Report is being mailed to shareholders with the Notice of Meeting and this Circular. Additional information regarding the Corporation is on SEDAR at www.sedar.com including the Corporation’s latest Annual Information Form (“AIF”). The Corporation will provide to any person, upon written request, a copy of the Corporation’s latest AIF, any documents incorporated in the AIF by reference, interim financial statements for periods after December 31, 2006 (when available), as well as a copy of this Circular. Written requests for these documents should be addressed to Investor Relations, Meridian Gold Inc., 9670 Gateway Drive, Suite 200, Reno, Nevada, U.S.A. 89521-3952. If the person requesting the documents is not a shareholder, he or she may be required to pay a reasonable charge for the document. The Corporation’s registered office is located at Suite 3900, First Canadian Place, 100 King Street West, Toronto, Ontario, Canada M5X 1B2.

December 28, 2007 is the final date by which the Management of the Corporation must receive a proposal for any matter that a shareholder entitled to vote at an annual meeting proposes to raise at the annual meeting for 2008.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by the Board of Directors of the Corporation and a copy of this Circular has been sent to each director, each shareholder and KPMG LLP as auditors of the Corporation.

Toronto, Ontario, Canada

March 1, 2007

/s/ Peter C. Dougherty
Peter C. Dougherty Vice President Finance, Chief Financial Officer and Corporate Secretary

APPENDIX A

MERIDIAN GOLD INC.

2007 SHARE INCENTIVE PLAN

1.        Purpose of the Plan

The Meridian Gold Inc. 2007 Share Incentive Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of key employees (including prospective employees) and directors of the Company and the Designated Affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees and directors of the Company and its Designated Affiliates, it being generally recognized that share incentive plans can aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Company.

2.        Definitions

Unless otherwise defined herein, the following terms used in this Plan have the meaning given to them below:

“Associate” has the meaning given to it in the Securities Act (Ontario), as amended from time to time;

“Award” means an award (other than an Option) made pursuant to the Plan, as provided in Section 4;

“Award Agreement” means a written document by which each Award is evidenced;

“Blackout Period” means an interval of time during which (i) the trading guidelines of the Company, as amended from time to time, restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade any securities of the Corporation;

“Blackout Period Expiry Date” means the date on which a Blackout Period expires;

“Board” and “Board of Directors” mean the board of directors of the Company;

“Certificate” means a share certificate (or other appropriate document or indicia of ownership) representing Common Shares of the Company;

        “Change of Control” means (a) the acquisition by any individual, entity or group of beneficial ownership of more than 30% of the outstanding voting shares of the Company, (b) upon the individual directors ("Incumbents") on the board of directors on the Date of Grant ceasing to constitute a majority of the board (save and except that for the purposes hereof, any individual(s) elected or appointed as directors whose nomination is approved by a majority of the Incumbent Directors shall be considered to be an Incumbent), or (c) the consummation of a corporate merger, amalgamation, or arrangement or the sale or disposition of substantially all of the assets of the Company which the Committee determines has or will result in a change of control of the Company;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Committee” means the compensation committee appointed by the Board of Directors to administer this Plan. All references in this Plan to the Committee means the Board of Directors if no such compensation committee has been appointed;

“Common Shares” means the Common Shares of the Company or, in the event of an adjustment contemplated in Section 11, such other shares to which a Participant may be entitled as a result of such adjustment;

“Company” means Meridian Gold Inc., any successor of it, and where the context so requires, any subsidiary of Meridian Gold Inc.;

“Consultant” means an individual, other than an Eligible Employee of the Company, that:

(i)       is engaged to provide ongoing consulting, technical, management or other services on a bona fide basis to the Company or to a subsidiary of the Company under a Consulting Contract; and

(ii)     in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company;

        “Consulting Contract” means a written contract between a Consultant (or a company or partnership of which the individual Consultant is an employee or a shareholder or partner) and the Company, governing the terms with respect to the provision of the Consultant’s services to the Company;

“Date of Grant” means the date a Participant is granted an Option or Award;

“Designated Affiliate” means the affiliates of the Company designated by the Committee for purposes of the Plan from time to time;

“Directors” shall mean the directors of the Company from time to time;

“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Company or any Designated Affiliate;

“Employment Contract” means any contract between the Company or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Company or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Company or the termination of employment, appointment, election or engagement of such Participant;

“Disability” for purposes of this Plan means permanent and total disability as determined in the sole discretion of the Committee;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time;

“Exercise Date” means the date the Company receives from a Participant a completed notice of exercise contemplated by Section 8(f), together with payment for the Option Shares being purchased;

“Fair Market Value” means, with respect to a Common Share on any day, the weighted average trading price of the Common Shares on the Stock Exchange for the previous five days prior to the date in question, provided that, if no sales of Common Shares were made on the Stock Exchange on such dates, the weighted average trading price of the Common Shares as reported for the five most recent preceding days on which sales of Common Shares were made on the Stock Exchange;

“Incentive Stock Option” has the meaning given to it in Section 8(g);

“Insider” means:

(i)
an insider of the Company as defined in the Securities Act (Ontario), as amended from time to time, other than a person who falls within such definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an Associate of any person who is an insider by virtue of clause (i) of this definition;

“Market Price” has the meaning given to it in the Regulation to the Securities Act (Ontario), as amended from time to time;

“NYSE” means the New York Stock Exchange;

“Option” means a non-assignable, non-transferable right to purchase Common Shares granted pursuant to, or governed by the Share Option Plan;

“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

“Option Agreement” means a written document by which each Option is evidenced;

“Option Period” means the period set forth in Section 8(b) during which a Participant may purchase Option Shares (provided, however, that the Option Period may not exceed ten years from the relevant Date of Grant);

“Option Price” means the price per share at which a Participant may purchase Option Shares as fixed by the Committee;

“Option Shares” means the Common Shares which a Participant is entitled to purchase pursuant to Options granted pursuant to the Share Option Plan;

“Other Awards Plan” means the other awards plan described in Section 9 hereof;

“Other Participants” shall mean any person or Company engaged to provide ongoing management or consulting services for the Company or a Designated Affiliate, or any employee of such person or Company, other than an Eligible Director or an Eligible Employee;

“Participant” with respect to the Share Option Plan and Other Awards Plan shall mean each Eligible Director, Eligible Employee, Consultant and any Other Participant;

“Plan” means this share incentive plan which includes the Share Option Plan and the Other Awards Plan, as amended from time to time;

“Share Compensation Arrangement” means a stock option, stock option plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Company to one or more Other Participants, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guaranty or otherwise;

“Share Option Plan” means the share option plan described in Section 8 hereof;

“Stock Exchange” means The Toronto Stock Exchange; and

“Restricted Officers” means the Chief Executive Officer of the Company and the four highest compensated officers (other than the Chief Executive Officer) as defined in (United States) Treasury Regulation 1.1 62-27(c)(2).

3.        Eligibility

Participation in this Plan shall be limited to Participants who are designated from time to time by the Committee. Participation shall be voluntary and the extent to which any Participant shall be entitled to participate in this Plan shall be determined by the Committee.

4.        Types of Awards Under Plan

Grants under the Plan may be made in the form of Options or Awards, which Awards may include the following: (i) share appreciation rights, (ii) restricted shares, (iii) restricted share units, (iv) performance shares and performance share units and (v) other equity-based or equity related awards that the Committee determines to be consistent with the purpose of the Plan and the interests of the Company.

5.        Number of Common Shares Available for Awards

(a)
Share Option Plan: The maximum number of Common Shares made available as Option Shares pursuant to the Share Option Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 4,000,000 Common Shares in the aggregate (which shall include 3,043,022 Common Shares previously approved by shareholders pursuant to the 1999 Share Incentive Plan and reserved for issuance by the Toronto Stock Exchange).

(b)
Other Awards Plan: The maximum number of Common Shares made available as Awards pursuant to the Other Awards Plan (other than Options) shall be determined from time to time by the Committee but, in any case, shall not exceed 4,000,000 Common Shares in the aggregate (which shall include 571,382 Common Shares previously approved by shareholders pursuant to the 1999 Share Incentive Plan and reserved for issuance by the Toronto Stock Exchange).

(c)
The aggregate number of Common Shares which may be reserved for issuance pursuant to Awards granted under the Other Awards Plan to all of the Directors as a group shall not exceed 2% during any one year period.

(d)	Limits with respect to Insiders:

(i)	the aggregate number of Common Shares issuable under this Plan and any other Share Compensation Arrangement to Insiders shall not exceed 10% of the Common Shares then outstanding;

(ii)
Insiders shall not be issued, pursuant to this Plan and any other Share Compensation Arrangements, within any one year period, a number of Common Shares which exceeds 10% of the Common Shares then outstanding;

For purposes of this section, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option, Award or issue of Common Shares, as the case may be, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period.

6.        Agreements Evidencing Awards

Each Award and/or Option granted under this Plan shall be evidenced by a written document which shall contain such provisions and conditions as the Committee in its discretion deems appropriate. The Committee may grant Awards and Options in tandem with or, subject to pre-clearance with the Stock Exchange, in substitution for any other Award or Option granted under this Plan. By accepting an Award or Option pursuant to the Plan, a Participant thereby agrees that the Award or Option shall be subject to all of the terms and conditions of this Plan and the applicable Award or Option Agreement.

7.        No Rights as a Shareholder

No Participant shall have any of the rights of a shareholder of the Company with respect to Common Shares subject to such Award or Option until the issuance of a Certificate for such Common Shares. Except as otherwise provided in Section 11, no adjustments shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such Certificate is issued.

OPTION PLAN

8.        Options, Price, Vesting, Payment, Termination and Incentive Stock Options

(a)	A Share Option Plan is hereby established for the Eligible Directors, Eligible Employees, Consultants and Other Participants of the Plan.

(b)
The Committee shall advise each Participant of the number of Option Shares that such Participant is entitled to purchase, the Option Price, the Option Period (which may not exceed ten years from the relevant Date of Grant) and the vesting schedule.

(c)
Each Option granted to a Participant shall be evidenced by an Option Agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

(d)	The Committee shall fix the Option Price in its discretion, provided that:

(i)	the Option Price shall be fixed by the Committee in Canadian or U.S. dollars;

(ii)	if the Option Price is fixed in Canadian dollars, it shall be no less than the closing price of the Common Shares on the Stock Exchange on the trading day prior to the Date of Grant;

(iii)	if the Option Price is fixed in U.S. dollars, it shall be no less than the closing price of the Common Shares on the NYSE on the trading day prior to the Date of Grant;

(iv)
if the Common Shares are not listed on the Stock Exchange or the NYSE, the Option Price shall be determined based upon the trading prices of the Common Shares on any stock exchange in Canada or the United States on which the Common Shares are then listed on the trading day prior to the Date of Grant; and

(v)	if the Common Shares are not listed on any stock exchange in Canada or the United States, the Option Price shall be determined by the Committee in its sole discretion.

(e)
At the time of grant, the Committee may determine when an Option will become exercisable and may determine that the Option shall be exercisable in instalments on such terms as to vesting or otherwise as the Committee deems advisable. Unless otherwise determined by the Committee, Options will vest, as to one third of the Options granted, on each of the first, second and third anniversaries of the Date of Grant, provided that the Participant is an Eligible Employee, Eligible Director, Consultant or Other Participant at the time of vesting.

(f)
A Participant may from time to time and at any time during the Option Period, elect to purchase all or a portion of the Option Shares which such Participant is then entitled to purchase by delivering to the Company at its registered office, a notice in writing which shall specify the number of Option Shares that the Participant desires to purchase accompanied by payment in full of the purchase price for such Option Shares. Payment may be made by cash, certified cheque, bank draft or money order, payable to the order of the Company, or if permitted by the Committee, by means of tendering Common Shares valued at the Market Price or as otherwise required by applicable law, or surrendering another Award, subject to pre-clearance with the Stock Exchange, or any combination thereof. The Committee may otherwise determine acceptable methods to exercise an Option as it deems appropriate.

(g)
An Option may be in the form of an incentive stock option (“Incentive Stock Option”), which, in addition to being subject to the applicable terms, conditions, and limitations established by the Committee with respect to Options, complies with section 421, 422 and 424 of the Code, and which is so designated in the applicable Option Agreement. No Incentive Stock Option shall be granted more than ten years after the date of this Plan. Incentive Stock Options may be granted only to Participants who are Eligible Employees.

(h)
An Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(i)
in the case of an Eligible Employee, an officer of the Company or a Designated Affiliate or in the employment of the Company or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Company or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(ii)
in the case of an Eligible Director who is not also an Eligible Employee, a director of the Company or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(iii)
in the case of an Other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Company or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

(i)        Notwithstanding the expiration provisions hereof, the expiration date of an Option will be the date fixed by the Board with respect to such Option unless such expiration date falls within a Blackout Period or within two days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

(j)       The obligation of the Company to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Company. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any exercise price paid to the Company in respect of the exercise of such Option shall be returned to the Participant.

OTHER AWARDS PLAN

9.        Other Awards, Vesting, etc.

(a)	The Other Awards Plan is hereby established for Eligible Directors, Eligible Employees,

Consultants and Other Participants. The Committee shall advise each Participant of the type and number of Awards that such Participant is entitled to, the terms of such Award (which may not exceed ten years from the relevant Date of Grant) and the vesting schedule, if applicable, of such Award.

(b)
Each Award granted to a Participant shall be evidenced by an Award Agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

(i)     Share Appreciation Rights

The Committee may grant share appreciation rights to Participants in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion. The grantee of a share appreciation right shall have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Company an amount equal to (a) the excess of the Fair Market Value of a Common Share on the date of exercise of the share appreciation right, over (b) the exercise price of such right as set forth in the Award Agreement, multiplied by (c) the number of Common Shares with respect to which the share appreciation right is exercised. Payment upon exercise of a share appreciation right may be in cash, Common Shares (valued at Fair Market Value), or any combination thereof, all as the Committee shall determine in its discretion.

(ii)    Restricted Shares

The Committee may grant Awards of restricted shares to Participants in such amounts and subject to such terms and conditions as the Committee may determine in its discretion, as follows:

A.
At the time of the grant, the Committee may determine when a restricted share will become vested and may determine that the restricted share shall be vested in instalments on such terms as the Committee deems advisable. Unless otherwise provided by the Committee, restricted shares will vest as to one third of the restricted shares granted, on each of the first, second and third anniversaries of the Date of Grant, provided that the Participant is an Eligible Employee, Eligible Director, Consultant or Other Participant at the time of vesting.

B.
Promptly after a Participant accepts an Award of restricted shares and executes an Award Agreement, the Company shall issue in the Participant’s name a Certificate for the number of Common Shares granted as restricted shares. Upon the issuance of such Certificate, the Participant shall have the rights of a shareholder with respect to the restricted shares, subject to any restrictions and conditions as the Committee in its discretion may include in the applicable Award Agreement. Unless the Committee shall otherwise determine, any Certificate issued evidencing Common Shares which are restricted shares shall remain in the possession of the Company or its designated agent until such Common Shares are free of any restrictions specified in the applicable Award Agreement.

C.
Notwithstanding the restrictions on transfer and assignment of Awards provided in section 13 of this Plan, the Committee at the time of grant may specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the non-transferability of the restricted shares shall lapse.

(iii)   Restricted Share Units

The Committee may grant Awards of restricted share units to Participants in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion. A Participant who is granted a restricted share unit will have only the rights of a general unsecured creditor of the Company until payment of Common Shares, cash or other securities or property is made as specified in the applicable Award Agreement. On the payment date, the Participant of each restricted share unit not previously forfeited under the terms of the applicable Award Agreement shall receive Common Shares, cash, securities or other property equal in value to the Common Shares or a combination thereof, as specified by the Committee.

(iv)   Performance Shares and Performance Share Units

The Committee may grant Awards of performance shares to Participants in the form of (a) Common Shares or (b) performance share units having a value equal to an identical number of Common Shares, in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion. A Participant who is granted a performance share unit will have only the rights of a general unsecured creditor of the Company until payment of Common Shares, cash or other securities or property is made as specified in the applicable Award Agreement. In the event that a Certificate is issued in respect of an Award of performance shares, such Certificate shall be registered in the name of the Participant but shall be held by the Company or its designated agent until the time the performance shares are earned in accordance with the terms of the grant. The Committee shall determine in its sole discretion whether performance shares and performance share units shall be paid in Common Shares, cash, securities or other property, or a combination thereof.

(v)    Other Equity-Based Awards

The Committee may grant other types of equity-based or equity-related Awards to Participants (including the grant of unrestricted Common Shares) in such amounts and subject to such terms and conditions as the Committee shall in its discretion determine. Such Awards may entail the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of foreign jurisdictions.

10.       Withholding of Tax

If the Company determines that under the requirements of applicable taxation laws it is obliged to withhold for remittance to a taxing authority any amount as a condition of the issuance of any Common Shares pursuant to any Awards or Options, the Company may, prior to and as a condition of issuing the Common Shares, require the Participant to pay to the Company, in addition to and in the same manner as the purchase price for the Common Shares, such amount as the Company is obliged to remit to such taxing authority in respect of the issuance of the Common Shares. Any such additional payment shall, in any event, be due no later than the date as of which any amount with respect to the issuance of the Common Share exercise must be remitted by the Company to such taxing authority. Payment may be in cash or, with the prior approval of and upon conditions established by the Committee, by withholding or tendering of Common Shares, valued at the closing trading price of the Common Shares on the Stock Exchange for the previous day prior to the date in question.

11.      Adjustment in Shares

(a)
The number of Common Shares subject to this Plan, the number of Common Shares available under Awards or Options granted and the Option Price and/or cash value allocated to Awards shall be adjusted from time to time, in such manner and by such procedure deemed appropriate by the Committee, to reflect adjustments in the number of Common Shares arising as a result of subdivision, stock dividends, consolidations or reclassification of the Common Shares or other relevant changes in the authorized or issued capital of the Company.

(b)
If the Company amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Common Share receivable on the vesting of an Award or exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger if the Participant had been vested in the Award or exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and, in the case of Options, the Option Price shall be adjusted appropriately by the Committee and such adjustment shall be binding for all purposes of the Plan.

(c)
In the event of a change in the Company's currently authorized Common Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Common Shares within the meaning of the Plan.

(d)	In the event of any other change affecting the Common Shares, such adjustment, if any, shall be made as may be deemed equitable by the Committee to properly reflect such event.

(e)
No fractional Common Shares shall be issued on the vesting of an Award or the exercise of Option. Accordingly, if, as a result of any adjustment under this Section 11, a Participant would become entitled to a fractional Common Share, the Participant shall have the right to acquire only the adjusted number of full Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded.

12.      Required Consents

(a)
If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award or Option, the issuance of Common Shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action being hereinafter referred to as a “plan action”), then such plan action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee.

(b)
The term “consent” as used herein with respect to any plan action includes (i) any and all listings, registrations or qualifications in respect thereof upon any stock exchange or under any applicable law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange or self-regulatory agency having jurisdiction.

13.      Transfer and Assignment

Except to the extent otherwise provided in the applicable Award or Option Agreement, no Award or Option or right granted to any person under the Plan shall be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of (including through the use of any cash-settled instrument) other than by will or by the laws of descent and distribution in accordance with Section 14, and all such Awards, Options and rights shall be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative. Notwithstanding the immediately preceding sentence, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a grantee to transfer any Award (other than Options) to any person or entity that the Committee so determines.

14.      Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Company or Designated Affiliates on behalf of the Other Participant, shall die, any Option or Award that would have vested within 12 months after the date of such death of the Participant or Other Participant shall immediately vest notwithstanding Sections 8(e) and 9(b)(ii)(A), respectively, and such Options shall be exercisable and such Awards shall vest in whole or in part only by the person or persons to whom the rights of the Optionee or Award holder under the Option or Award shall pass by the will of the Optionee or Award holder or the laws of descent and distribution for a period of six months (or such other period of time as is otherwise provided in an Employment Contract) after the date of death of the Optionee or Award holder or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee or Award holder was entitled to exercise the Option or Award at the date of the death of such Optionee or Award holder in accordance with Section 8(h) and Section 21 of this Plan.

15.      Employment and Board Position Non-Contractual

The granting of an Award or Option to a Participant under this Plan does not confer upon the Participant any right to continue as an Eligible Employee, Eligible Director, Consultant or Other Participant, as the case may be, nor does it interfere in any way with the right of the Participant or the Company to terminate the Participant’s employment or a Consulting Contract at any time, or the shareholders’ right to elect or remove Directors.

16.      Code Section 162(m) Provisions Applicable to Restricted Officers

Options and Awards under this Plan to Restricted Officers are intended to come within the exception to the non-deductibility of compensation exceeding $1,000,000 for qualified performance-based compensation under Treasury Regulation 1.162-27(e), unless otherwise provided in the Option or Award Agreement. Any ambiguities or inconsistencies in the construction of this Plan shall be interpreted to give effect to this intention, and if any provision of the Plan is found not to be in compliance with such Regulation, such provision shall be null and void to the extent required to permit the Option or Award to be considered qualified performance-based compensation. Therefore, notwithstanding anything in this Plan to the contrary, the requirements of Treasury Regulation Section 1.162-27(e) for qualified performance-based compensation further limits Options or Awards intended to meet the requirements of Code Section 162(m).

17.      Administration of Plan

(a)
The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

(b)	Any determination by the Committee shall be final and conclusive on all persons affected thereby unless otherwise determined by the Board of Directors.

(c)	The day-to-day administration of this Plan may be delegated to such officers and employees as the Committee shall determine.

(d)
To the extent required for transactions under the Plan to qualify for the exemptions available under Rule 16b-3 promulgated under the Exchange Act, all actions relating to Options and Awards to persons subject to Section 16 of the Exchange Act shall be taken by the Board or a committee or subcommittee of the Board composed of two or more members, each of whom is a “non-employee director” within the meaning of Exchange Act Rule 16b-3. To the extent required for compensation realized from Options or Awards under the Plan to be deductible by the Company pursuant to Section 162(m) of the Code, such Options or Awards may be granted by a committee or subcommittee of the Board composed of two or more members, each of whom is an “outside director” within the meaning of Code Section 162(m).

18.        Change of Control

Upon a Change of Control, anything in this Plan to the contrary notwithstanding, every Option and Award granted hereunder shall immediately become exercisable.

19.        Notices

All written notices to be given by the Participant to the Company may be delivered personally or by registered mail, postage prepaid, addressed as follows:

Meridian Gold Inc.
Suite 200
9670 Gateway Drive
Reno, NV 89521-8997

Attention:	Chief Financial Officer

Any notice given by the Participant pursuant to the terms of the Option or Award shall not be effective until actually received by the Company at the above address. Any notice to be given to the Participant shall be sufficiently given if delivered personally or by postage prepaid mail to the last address of the Participant on the records of the Company and shall be effective seven days after mailing.

20.      Corporate Action

Nothing contained in this Plan or any Option or Award granted shall be construed so as to prevent the Company or any subsidiary of the Company from taking corporate action which is deemed by the Company or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or on any Option or Award granted.

21.      Termination of Options and Awards under the Plan

(a)
If (X) a Participant’s employment with the Company terminates, whether for or without cause and whether with or without reasonable notice, or (Y) a Participant who is an Eligible Director, Consultant or Other Participant ceases to be an Eligible Director, Consultant or Other Participant, as the case may be, due to:

(i)
(A) normal retirement under the Company’s then existing policies; (B) early retirement at the request of the Company; (C) death; or (D) Disability, then there shall be immediate vesting upon the effective date such employment is terminated or a Participant who is an Eligible Director, Consultant or Other Participant ceases to be an Eligible Director, Consultant or Other Participant, as the case may be (and not at the date any period of reasonable notice would expire in the case of termination by the Company)(the “Termination Date”) of the Options or Awards that would otherwise have vested in the 12 month period following the Termination Date, and all Options or Awards that would have vested after such 12 month period following the Termination Date shall expire or be forfeited, as the case may be. All Options or Awards that have vested or become exercisable by such Participant shall be exercisable or receivable during the period which is the shorter of: (x) the remainder of the applicable Option Period (or other applicable vesting period in respect of Awards); and (y) 180 days after the Termination Date, after which period, such Options or Awards may no longer vest or be exercised and will be deemed to be forfeited, as the case may be; or

(ii)
any reason other than those specified in item (i) (A) to (D), inclusive, then the Options and Awards that have vested (but not yet expired) before the Termination Date shall be exercisable or receivable, as the case may be, during the period which is the shorter of: (x) the remainder of the applicable Option Period (or other applicable vesting period in respect of Awards), and (y) 90 days after the Termination Date, after which period, the Options and/or Awards may no longer be exercised and will be deemed to be forfeited, as the case may be. Any Options, and if applicable Awards, that have not vested before the Termination Date shall expire on the Termination Date.

22.      Amendment of the Plan

(a)	The Committee may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

I.        be made without obtaining any required regulatory approvals; or

II.        adversely affect the rights of any Optionee or holder of an Award who holds an Option or Award at the time of any such amendment, without the consent of the Optionee or Award holder.

(b)
The Committee may from time to time, in the absolute discretion of the Committee and without shareholder approval, make the following amendments to the Plan or any Option or Award granted under the Plan:

I.	an amendment to the purchase price of any Option or Award, unless the amendment is a reduction in the purchase price of an Option or Award held by an Insider;

II.	an amendment to the date upon which an Option or Award may expire, unless the amendment extends the expiry of an Option or Award held by an Insider;

III.	an amendment to the vesting provisions of the Share Option Plan and Other Awards Plan and any Option Agreement or Award Agreement granted under the Plan;

IV.
an amendment to provide a cashless exercise feature to an Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan;

V.	an addition to, deletion from or alteration of the Plan or an Option or Award that is necessary to comply with applicable law or the requirements of any regulatory authority or the Stock Exchange;

VI.
any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of this Share Incentive Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of this Share Incentive Plan that is inconsistent with any other provision of this Share Incentive Plan, correcting grammatical or typographical errors and amending the definitions contained within this Share Incentive Plan respecting the administration of the Share Incentive Plan,

VII.      any amendment respecting the administration of this Share Incentive Plan, and

VIII.	any other amendment that does not require shareholder approval under Section 22(c).

(c)       Shareholder approval will be required for the following amendments to the Plan:

I.	any increase in the number of Common Shares reserved for issuance under the Plan;

II.	any reduction in the purchase price or the extension of the expiry of an Option or Award held by Insiders;

III.	any change which would materially modify the requirements as to eligibility for participation in the Plan.

23.      Governing Law

This Plan is established under the laws of Ontario and the rights of all parties and the construction and effect of each provision of this Plan shall be according to the laws of Ontario and the laws of Canada applicable in Ontario.

24.      Government Regulation

The Company’s obligation to issue and deliver Common Shares under any Option or Award is subject to:

(a)
the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Common Shares to listing on any stock exchange in Canada or the United States on which Common Shares may then be listed; and

(c)
the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Company shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on a stock exchange in Canada or the United States on which the Common Shares are then listed.

Approvals

This Plan shall be subject to shareholder approval and acceptance by the Stock Exchange in compliance with all conditions imposed by the Stock Exchange. Any Awards or Options granted prior to such acceptance shall be conditional upon such acceptance being given and any conditions complied with and no Options or Awards may be exercised unless such acceptance is given and such conditions are complied with.

DATED February 22, 2007